(An Exploration Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

31 July 2010 and 2009

FIRST QUARTER

(Expressed in Canadian Funds)

PACIFIC NORTH WEST CAPITAL CORP.

Interim Financial Statements

31 JULY 2010

(Unaudited – See “Notice to Reader” on following page)

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its external auditors have not reviewed the unaudited financial statements for the period ended 31 July 2010 in accordance with Section 7050 or the CICA Handbook.

- See Accompanying Notes -

NOTICE TO READER OF THE INTERIM FINANCIAL STATEMENTS

The financial statements of Pacific North West Capital Corp. and the accompanying interim balance sheets as at 31 July 2010 and the interim statements of operations and deficit, statements of comprehensive loss and accumulated other comprehensive loss and cash flows for the three month period then ended are the responsibility of the Company’s management. These financial statements have not been reviewed on behalf of the shareholders by the independent external auditors of the Company, James Stafford, Chartered Accountants

The interim financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these financial statements in accordance with Canadian generally accepted accounting principles.

“Harry Barr”

“Robert Guanzon”

Harry Barr, Chief Executive Officer

Robert Guanzon, Chief Financial Officer

8 September 2010

8 September 2010

- See Accompanying Notes -

Pacific North West Capital Corp.		Statement 1
(An Exploration Stage Company)
Consolidated Balance Sheets
(Unaudited)
(Canadian Funds)

ASSETS	31 July 2010	30 April 2010
Current
Cash and cash equivalents (Note 3)	$3,089,761	$4,475,681
Amounts receivable	13,940	89,162
Prepaid expenses, advances and deposits	30,551	40,030
Available-for-sale securities (Note 4)	5,495,038	2,741,694
	8,629,290	7,346,567

Mineral Property Costs - Statement 5 (Note 5)	3,989,819	3,899,594
Property, Plant and Equipment (Note 6)	101,692	106,893
	$12,720,801	$11,353,054

LIABILITIES
Current
Accounts payable and accrued liabilities	$49,075	$96,951
Commitments (Note 9)
Subsequent Events (Note 11)

SHAREHOLDERS' EQUITY
Share Capital - Statement 2 (Note 8)
Authorized:
Unlimited number of common voting shares
Unlimited number of preferred voting shares
Issued and fully paid:
67,643,008 (30 April 2010 – 67,543,008) common shares	25,181,802	25,170,802
Contributed Surplus	4,500,457	4,485,390
Accumulated Other Comprehensive Loss	1,526,020	(393,502)
Deficit Accumulated During Exploration Stage	(18,536,553)	(18,006,587)
	12,671,726	11,256,103
	$12,720,801	$11,353,054

ON BEHALF OF THE BOARD:

“Harry Barr”	,	Director
“Jordan Point ”	,	Director

- See Accompanying Notes -

Pacific North West Capital Corp.					Statement 2
(An Exploration Stage Company)
Consolidated Statements of Changes in Shareholders’ Equity
(Unaudited)
(Canadian Funds)

				Other
	Common Shares		Contributed	Comprehensive	Accumulated
	Number	Amount	Surplus	Income	Deficit	Total
Balance – 30 April 2008	61,658,008	$25,677,015	$3,075,349	$(11,146)	$(11,881,102)	$16,860,116
Issuance of shares for:
- Properties (Note 8b)	100,000	9,500	–	–	–	9,500
- Performance shares (Note 8e)	100,000	18,000	(7,500)	–	–	10,500
Share issuance costs	–	(5,234)	–	–	–	(5,234)
Stock-based compensation costs (Note 8f)	–	–	722,377	–	–	722,377
Future income tax on flow-through	–	(920,000)	–	–	–	(920,000)
Unrealized loss on available-for-sale securities	–	–	–	(743,866)	–	(743,866)
Loss for the year	–	–	–	–	(5,354,466)	(5,354,466)
Balance – 30 April 2009	61,858,008	$24,779,281	$3,790,226	$(755,012)	$(17,235,568)	$10,578,927
Issuance of shares for:
- Private placements (Note 8a)	860,000	172,000	–	–	–	172,000
- F/T private placements (Note 8a)	4,500,000	900,000	–	–	–	900,000
- Properties (Note 8b)	125,000	14,750	–	–	–	14,750
- Performance shares (Note 8e)	200,000	25,000	–	–	–	25,000
- Value assigned to warrants (Note 8g)	–	(367,403)	367,403	–	–	–
Share issuance costs	–	(87,326)	42,326	–	–	(45,000)
Stock-based compensation costs (Note 8f)	–	–	275,435	–	–	275,435
Performance shares allotted (Note 8e)	–	–	10,000	–	–	10,000
Future income tax on flow-through	–	(265,500)	–	–	–	(265,500)
Unrealized gain on available-for- sale securities	–	–	–	361,510	–	361,510
Net loss for the year	–	–	–	–	(771,019)	(771,019)
Balance – 30 April 2010	67,543,008	$25,170,802	$4,485,390	$(393,502)	$(18,006,587)	$11,256,103
Issuance of shares for:
- Properties (Note 8b)	100,000	11,000	–	–	–	11,000
Stock-based compensation costs (Note 8f)	–	–	9,567	–	–	9,567
- Performance shares (Note 8e)	–	–	5,500	–	–	5,500
Unrealized gain on available-for- sale securities	–	–	–	1,919,522	–	1,919,522
Net loss for the period	–	–	–	–	(529,966)	(529,966)
Balance – 31 July 2010	67,643,008	$25,181,802	$4,500,457	$1,526,020	$(18,536,553)	$12,671,726

- See Accompanying Notes -

Pacific North West Capital Corp.		Statement 3
(An Exploration Stage Company)
Consolidated Statements of Loss, Comprehensive Loss and Deficit
(Unaudited)
(Canadian Funds)

	Three months ended	31 July
	2010	2009
General and Administrative Expenses
Consulting fees	$62,068	$73,064
Consulting fees - Stock compensation (Note 8f)	2,153	50,622
Investor & shareholder relations	28,801	74,743
Investor & shareholder relations - Stock compensation (Note 8f)	-	7,935
Travel, lodging & food	14,380	30,859
Management fees (Note 8a)	44,427	42,312
Director fees (Note 8f)	4,500	9,500
Director fees - Stock compensation (Note 8f)	-	26,987
Salaries & benefits	41,605	75,917
Salaries & benefits - Stock compensation (Note 8f)	7,414	26,254
Performance benefit - Stock Compensation (Note 8e)	5,500	-
Office	11,712	14,721
Transfer agent and regulatory fees	9,325	9,485
Rent	8,962	36,311
Telephone & utilities	4,484	7,567
Legal	9,310	-
Vehicle lease	3,108	3,471
Amortization	7,382	8,650
Insurance, licenses & fees	21,237	26,513
Loss Before the Following	(286,368)	(524,911)
Other Income (Expenses)
Loss on sale of available-for-sale securities (Note 4)	(261,409)	(2,180)
Interest and other income	6,306	27,481
Foreign exchange, net	12,010	(22,774)
Interest and bank charges	(505)	(880)
	(243,598)	1,647
Loss Before Income Taxes	(529,966)	(523,264)
Future Income Tax Recovery	-	-
Loss for the period	$(529,966)	$(523,264)
Other Comprehensive Income (Loss)
Unrealized gain on available-for-sale securities	361,510	104,415
Comprehensive Loss for the Period	$(168,456)	$(418,849)
Loss per Share - Basic and Fully Diluted	$(0.01)	$(0.01)
Comprehensive Loss per Share - Basic and Fully Diluted	$(0.00)	$(0.01)
Weighted Average Number of Shares Outstanding	67,546,269	61,658,008

- See Accompanying Notes -

Pacific North West Capital Corp.		Statement 4
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
(Unaudited)
(Canadian Funds)

	Three months ended 31 July
Cash Resources Provided By (Used In)	2010	2009
Operating Activities
Loss for the period	$(529,966)	$(523,264)
Items not affecting cash
Stock-based compensation costs	15,067	111,498
Loss on sale of available-for-sale securities	261,409	2,180
Amortization	7,382	8,650
Foreign exchange gain	(12,010)	–
Amounts receivable	75,222	49,750
Prepaid expenses and deposits	9,479	(127,774)
Accounts payable and accrued liabilities	(47,876)	(120,453)
	(221,293)	(599,413)
Investing Activities
Sale of available-for-sale securities	251,646	28,224
Purchase of property, plant and equipment	(2,179)	(2,193)
Purchase of available-for-sale securities	(1,334,869)	(24,772)
Mineral property costs	(79,225)	(451,135)
	(1,164,627)	(449,876)
Financing Activities
Share capital issued, net of issuance costs	-	-

Net Increase (Decrease) in Cash and Cash Equivalents	(1,385,920)	(1,049,289)
Cash and cash equivalents – Beginning of year	4,475,681	5,540,543

Cash and Cash Equivalents - End of Period	$3,089,761	$4,491,254

Supplemental Disclosure of Non-Cash Investing and Financing Activities

Shares issued for mineral properties	$11,000	$-
Business acquisition costs included in accounts payable	$–	$–
Shares received for disposition of discontinued operation	$-	$–
Share purchase warrants received for disposition of discontinued operation	$-	$–

- See Accompanying Notes -

Pacific North West Capital Corp.				Statement 5
(An Exploration Stage Company)
Consolidated Schedules of Mineral Property Costs
(Unaudited)
Canadian Funds

	Three months ended 31 July 2010
	Acquisition Costs	Exploration Costs	Total	30 April 2010 Total
British Columbia Property:
BC Rock & Roll
Cash option payments	$20,000	$-	$20,000	$10,000
Shares issued for properties	5,500	-	5,500	4,500
Drilling	-	-	-	254,910
Geophysical	-	-	-	93,169
Field expenses	-	-	-	33,290
Engineering and geological consulting	-	1,178	1,178	55,806
	25,500	1,178	26,678	451,675
Ontario Properties:
West Timmins Nickel
Engineering and geological consulting	-	-	-	2,250

Coldwell Project
Engineering and geological consulting	-	-	-	6,583
	-	-	-	6,583
Swayze Joint Venture (Old: Nickel Muir)
Engineering and geological consulting	-	-	-	1,173
	-	-	-	1,173
Raglan Hills (Old: South Renfrew)
Engineering and geological consulting	-	-	-	111
	-	-	-	111
East Sudbury (River Valley)
Field expenses	-	-	-	735
Amounts recovered or received	-	-	-	(38,280)
Engineering and geological consulting	-	14,012	14,012	1,838
	-	14,012	14,012	(35,707)
Quebec Properties:
Soquem - Taureau
Engineering and geological consulting	-	-	-	376
	-	-	-	376
Glitter Lake
Field expenses	-	-	-	161
Quebec credit	-	-	-	(14,462)
Engineering and geological consulting	-	-	-	4,540
	-	-	-	(9,761)

Balance Carried Forward	$25,500	$15,190	$40,690	$416,700

- See Accompanying Notes -

Pacific North West Capital Corp.					Statement 5
(An Exploration Stage Company)					(Continued)
Consolidated Schedules of Mineral Property Costs
(Unaudited)
Canadian Funds

	Three months ended 31 July 2010
	Acquisition Costs		Exploration Costs	Total	30 April 2010 Total
Balance Forward	$25,500		$15,190	$40,690	$416,700
Quebec Properties - Continued
Fiedmont Project
Field expenses	-		-	-	1,187
Assay and geochemical	-		-	-	1,080
Drilling	-		-	-	14,778
Engineering and geological consulting	-		1,000	1,000	16,159
	-		1,000	1,000	33,204
Destiny Gold Project
Cash option payments	25,000		-	25,000	40,704
Shares issued for property	5,500	-	-	5,500	2,750
Field expenses	-		1,616	1,616	5,341
Drilling	-		-	-	751,169
Engineering and geological consulting	-		15,442	15,442	158,285
	30,500		17,058	47,558	958,249
Nickel Plats Saskatchewan
Cash option payments	-		-	-	15,000
Shares issued for property	-		-	-	7,500
Engineering and geological consulting	-		-	-	2,051
	-		-	-	24,551
Alaska Properties
Reconnaissance (Kane, Tonsina & S.E. Alaska)
Filing fees	-		-	-	12,005
Engineering and geological consulting	-		468	468	2,821
	-		468	468	14,826
Union Bay
Property taxes	-		-	-	14,156
Engineering and geological consulting	-		509	509	2,468
	-		509	509	16,624

Cost for the Period	56,000		34,225	90,225	1,464,154
Balance - Beginning of Year	846,007		3,053,587	3,899,594	4,333,979
Mineral property cost written off	-		-	-	(1,898,539)
Balance - End of Period	$902,007		$3,087,812	$3,989,819	$3,899,594

- See Accompanying Notes -

Pacific North West Capital Corp. (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 July 2010 and 2009 (Unaudited) Canadian Funds

1.

Nature and Continuance of Operations and Significant Accounting Policies

a)

Nature and Continuance of Operations

Pacific North West Capital Corp. (the “Company”) was incorporated under the Business Corporations Act (Alberta) on 29 May 1996 and on 13 July 2004, the Company continued out of the Province of Alberta and into the Province of British Columbia. The Company is in the process of acquiring, exploring and developing Platinum Group Metals (“PGMs”), precious and base metals mineral properties.  The Company will attempt to bring the properties to production, structure joint ventures with others, option or lease properties to third parties, or sell the properties outright.  The Company has not determined whether these properties contain ore reserves that are economically recoverable and the Company is considered to be in the exploration stage.

b)

Principles of Consolidation

The consolidated financial statements of the Company and the accompanying notes have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”).

Consolidated financial statements include the assets, liabilities and results of operations of all entities controlled by the Company.  The effects of transactions between entities in the consolidated group are eliminated.  Where control of an entity is obtained during a financial year, its results are included in the consolidated statements of loss and deficit from the date on which control commences.  Where control of an entity ceases during a financial year, its results are included for that part of the year during which control exists.

The consolidated financial statements for the period ended 31 July 2010 are prepared on a consolidated basis and include the accounts of the Company and its wholly owned US subsidiaries, Pacific North West Capital Corp. USA and Pacific North West Capital de México, S.A. de C.V. on the basis that the Company owned and effectively controlled a 100% interest in these companies.

c)

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers cash and cash equivalents to include amounts held in banks and highly liquid investments with remaining maturities at point of purchase of 90 days or less.  The Company places its cash and cash investments with institutions of high-credit worthiness.

d)

Mineral Properties and Deferred Exploration Expenditures

Direct costs related to the acquisition and exploration of mineral properties held or controlled by the Company are deferred on an individual property basis until the viability of a property is determined. Administration costs and general exploration costs are expensed as incurred. When a property is placed in commercial production, deferred costs will be depleted using the units-of-production method. Management of the Company periodically reviews the recoverability of the capitalized mineral properties. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or property will be abandoned then the costs are written off, or if its carrying value has been impaired, then the mineral properties and deferred costs are written down to fair value.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Pacific North West Capital Corp. (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 July 2010 and 2009 (Unaudited) Canadian Funds

1.

Nature and Continuance of Operations and Significant Accounting Policies – Continued

d)

Mineral Properties and Deferred Exploration Expenditures – Continued

From time to time, the Company acquires or disposes of properties pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee and, accordingly, are recorded as mineral property costs or recoveries when the payments are made or received. After costs are recovered, the balance of the payments received are recorded as a gain on option or disposition of mineral property.

e)

Mineral Exploration Tax Credits (“METC”)

The Company recognizes METC amounts and applies those amounts against exploration costs when the Company’s application for tax credits is approved by the Canada Revenue Agency.  Assessments, if any, for taxes, penalties and interest are deducted from the tax credits when assessed.

f)

Property, Plant and Equipment

Property, plant and equipment is valued at cost less accumulated amortization. The Company provides amortization of furniture and office equipment and automotive equipment using the declining balance method at 20% and 30%, respectively.

g)

Income Taxes

Income taxes are accounted for using the asset and liability method.  Future taxes are recognized for the tax consequences of “temporary differences” by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax basis of existing assets and liabilities.  The effect on future taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.  In addition, the method requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.  A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realised.

h)

Foreign Currency Translation

The Company's subsidiaries are integrated foreign operations and their results and financial position are translated into the Company’s functional currency, the Canadian dollar, using the temporal basis as follows:

•

Monetary assets and liabilities at year-end rates,

•

All other assets and liabilities at historical rates, and

•

Expense and exploration and development items at the average rate of exchange prevailing during the year.

Exchange gains and losses arising from these translations are reflected in income or expense in the period that they occur.

i)

Stock-Based Compensation

All stock-based awards made to employees and non-employees are measured and recognized using a fair value based method.  For employees, the fair value of the options is measured at the date of the grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For employees and non-employees, the fair value of the options is accrued and charged to operations, with the offsetting credit to contributed surplus, over the applicable vesting period.  If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

Pacific North West Capital Corp. (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 July 2010 and 2009 (Unaudited) Canadian Funds

1.

Nature and Continuance of Operations and Significant Accounting Policies – Continued

j)

Loss per Share

Basic earnings (loss) per share is computed by dividing income (loss) available to common shareholders by the weighted average number of common shares outstanding during the year.  The computation of diluted earnings per share which assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share.  The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method.  In years in which a loss is incurred, the effect of potential issuances of shares under options and warrants would be anti-dilutive, and therefore basic and diluted loss per share are the same.

k)

Management's Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods.  Actual results could differ from those estimates.

l)

Flow-Through Shares

Canadian Income Tax Legislation permits an enterprise to issue securities referred to as flow-through shares, whereby the investor can claim the tax deductions arising from the renunciation of the related resource expenditures.  When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized with a corresponding reduction in share capital.

If a Company has sufficient unused tax losses and deductions (“losses”) to offset all or part of the future income tax liabilities and no future income tax assets have been previously recognized on such losses, a portion of such unrecognized losses (losses multiplied by the effective corporate tax rate) is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures.

m)

Joint Venture

Certain of the Company’s properties were the subject of joint venture agreements.  Where joint venture agreements exist, the Company’s proportionate share of assets, liabilities, revenues, costs and expenditures relating to these properties have been recorded in the accounts.

n)

Performance Shares

The Company grants performance shares to attract consultants and/or employees to the Company. Performance shares are valued at market price on the date of issuance and charged to operations with the offsetting credit to share capital.

o)

Financial Instrument Standards

Financial assets and liabilities are initially recognized at fair value and are subsequently measured based on their classification as held-to-maturity, loans and receivables, available-for-sale or held-for-trading, as described below. The classification is not changed subsequent to initial recognition.

Held-to-Maturity and Loans and Receivables

Financial instruments that have a fixed maturity date, where the Company intends and has the ability to hold to maturity, are classified as held-to-maturity and measured at amortized cost using the effective interest rate method.  Loans and receivables are measured at amortized cost using the effective interest method.

Pacific North West Capital Corp. (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 July 2010 and 2009 (Unaudited) Canadian Funds

1.

Nature and Continuance of Operations and Significant Accounting Policies – Continued

o)

Financial Instruments Standards – Continued

Available-for-sale

Financial assets classified as available-for-sale are carried at fair value (where determinable based on market prices of actively traded securities) with changes in fair value recorded in other comprehensive income.  Available-for-sale securities are written down to fair value through earnings whenever it is necessary to reflect an other-than-temporary impairment.  Transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability are added to its fair value.

Held-for-Trading

Financial assets and financial liabilities that are purchased and incurred with the intention of generating profits in the near term are classified as held-for-trading.  These instruments are measured at fair value with the change in the fair value recognized in income.

Derivatives and Hedge Accounting

The Company has determined that any share purchase warrants held are derivative financial instruments and any change in fair value is included in earnings for the period.

Comprehensive Income

Comprehensive income is composed of the Company’s earnings and other comprehensive income.  Other comprehensive income includes unrealized gains and losses on available-for-sale securities, foreign currency translation gains and losses on the net investment in self-sustaining operations and changes in the fair market value of derivate instruments designated as cash flow hedges, all net of income taxes. Cumulative changes in other comprehensive income are included in accumulated other comprehensive income which is presented (if applicable) as a new category in shareholders’ equity.

p)

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP.   The  date is  for interim and annual financial  statements relating to fiscal years beginning on or after 1 January 2011. The transition date of 1 January 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended 30 April 2011. Although IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in recognition, measurement and disclosure.  The Company has developed the framework of a plan for IFRS convergence and has started the implementation process.  Detailed analysis of the differences between IFRS and the Company’s accounting policies and assessment of the various alternatives for first time adoption of IFRS are in progress.  Management’s assessment to date indicates that there will be revisions to the Company’s disclosures on adoption of IFRS, but there will be no major financial impact or accounting policy or procedural changes.  However, it is recognized that the IFRS requirements, in particular related to the mining industry, are evolving, and such changes may alter this preliminary assessment.

q)

Comparative Figures

Certain comparative figures have been adjusted to conform to the current year’s presentation.

2.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, prepaid expenses,  advances and  deposits, available-for-sale securities  and  accounts payable.  Unless otherwise

Pacific North West Capital Corp. (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 July 2010 and 2009 (Unaudited) Canadian Funds

2.

Fair Value of Financial Instruments – Continued

noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments, with the exception of available-for-sale securities, approximates their carrying values, due to their short-term maturity or capacity of prompt liquidation. The Company is exposed to currency risk on its acquisition  and  exploration  expenditures on  its  US  properties  since it  has to  convert  Canadian dollars raised through equity financing in Canada to US dollars.  The Company’s expenditures will be negatively impacted if the US dollar increases versus the Canadian dollar.

The CICA Handbook Section 3862, “Financial Instruments – Disclosures” requires disclosure of a three-level hierarchy for fair value measurements based upon transparency of inputs to the valuation of financial instruments carried on the balance sheet at fair value.  The three levels are defined as follows:

Level 1:

inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2:

inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3:

inputs to the valuation methodology are unobservable and significant to the fair value measurement.

	Fair Value Measurement	31 July 2010	30 April 2010
Available-for-sale securities (Note 4)	Level 1	$ 5,219,704	$ 2,466,360
Share purchase warrants (Note 4)	Level 2	275,334	275,334

3.

Restricted Cash and Cash Equivalents

A total of $534,523 of the Company’s cash and cash equivalents at 31 July 2010 (30 April 2010 - $567,771) relates to proceeds from the issuance of flow-through shares and is restricted to future expenditures on Canadian mineral property operating expenditures. The Company must spend these proceeds of $534,523 by 31 December 2010 on eligible mineral properties located in Canada pursuant to the terms of the subscription agreements related to these flow-through shares (Notes 9 and 11).

4.

Investments

	31 July 2010		30 April 2010
	Cost	Fair Value	Cost	Fair Value
Fire River Gold Corp. (“FAU”) 6,275,000 (30 April 2010 – 4,647,500) common shares 1,000,000 (30 April 2010 – 1,000,000) share purchase warrants expire on 2 October 2011	$2,599,286	$4,207,420	$2,177,540	$2,096,895
CanAlaska Uranium Ltd. (“CanAlaska”) 68,600 (30 April 2010 – 68,600) common shares	13,061	10,290	13,061	10,290
El Niño Ventures Inc. (“El Niño”) 1,429,071 (30 April 2010 – 1,429,071) common shares 1,428,571 (30 April 2010 – 1,428,571) share purchase warrants expire on 20 May 2011	100,074	199,670	100,074	176,804
Next Gen Metals Inc. (“Next Gen”) 1,000,000 (30 April 2010 – 1,000,000) common shares	25,000	150,000	25,000	150,000
Foran Mining Corporation (“Foran”) 525,250 (30 April 2010 - 2,600,000) common shares	227,959	212,726	282,100	78,000
Breakwater Resources Ltd. (“Breakwater”) 3,598 (30 April 2010 – 23,752) common shares	63,948	10,507	422,108	102,135
Alto Ventures Ltd. (“Alto”) 535,000 (30 April 2010 – 549,000) common shares	21,400	32,100	21,960	32,940

Pacific North West Capital Corp. (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 July 2010 and 2009 (Unaudited) Canadian Funds

4.

Investments – Continued

	31 July 2010		30 April 2010
	Cost	Fair Value	Cost	Fair Value
Other marketable securities	739,877	672,325	140,530	94,630
	$3,790,605	$5,495,038	$3,182,373	$2,741,694

The above investments have been accounted for using the fair value method. All investments represent less than a 5% ownership of the respective companies except for FAU which represents 10.53%. FAU, El Niño and Next Gen are companies that have certain directors in common with the Company.

During the period the Company sold 232,500 common shares of FAU for proceeds of $146,350 resulting in a gain of $47,761.

During the period the Company sold 14,000 common shares of Alto for proceeds of $980 resulting in a gain of $410.

During the period the Company sold 201,450 common shares of Breakwater for proceeds of $54,416 resulting in a loss of $304,571.

During the period the Company sold 499,000 common shares of other marketable securities for proceeds of $49,900 resulting in a loss of $5,009.

During the previous year ended 30 April 2010, the Company purchased 1,428,571 units of El Niño at a purchase price of $0.07 per unit. Each unit consists of one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one common share of El Nino at an exercise price of $0.15 per common share purchase warrant until 18 months from the date of issuance. In addition, the Company sold 749,000 common shares of El Niño for proceeds of $57,239 resulting in a loss of $53,239.

During the previous year ended 30 April 2010, the Company received 6,415,000 common shares and 1,000,000 share purchase warrants of FAU valued at $2,694,300 and $225,590 for the sale of MCR, respectively. Each share purchase warrant entitles the holder to purchase one common share of FAU at an exercise price of $0.50 per share purchase warrant until 24 months from the date of closing. Subsequently, the Company sold 1,767,500 common shares of FAU for proceeds of $730,757 resulting in a loss of $11,592.

Pacific North West Capital Corp. (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 July 2010 and 2009 (Unaudited) Canadian Funds

5.  Mineral Property Costs

a)

Details are as follows:

	Acquisition (Net of option payments received)	Exploration	Exploration Advances /Refunds	Write-off Mineral Property Costs	Total 31 July 2010	Total 30 April 2010
British Columbia Property
BC Rock & Roll	$ 40,000	438,353	-	-	478,353	451,675
Ontario Properties
River Valley Joint Venture	1	5,053,099	(5,053,099)	-	1	1
Sargesson and Kelly/Davis	27,900	11,954	-	-	39,854	39,854
West Timmins Nickel	56,595	3,077,592	-	(3,134,187)	-	-
Coldwell Project	223,761	775,608	-	(999,369)	-	-
Swayze, Joint Venture (Nickel Muir)	80,572	205,774	-	(286,346)	-	-
Raglan Hills (South Renfrew)	13,517	148,151	-	(145,501)	16,167	16,167
East Sudbury	160,309	843,909	(38,280)	(194,185)	771,753	757,741
Goodchild	-	1,140	-	-	1,140	1,140
Walsh Township	36,400	38,643	-	(75,043)	-	-
North Duluth	-	3,038	-	-	3,038	3,038
Québec Properties
SOQUEM - Taureau	-	326,794	-	(326,794)	-	-
SOQUEM - Chenneville	-	206,618	-	(206,618)	-	-
Glitter Lake	80,600	293,932	(135,402)	-	239,130	239,130
Fiedmont	42,500	195,389	-	(236,889)	1,000	-
Destiny Gold	73,954	931,853	-	-	1,005,807	958,249
Saskatchewan Nickel Plats	224,995	453,614	-	-	678,609	678,609
Winter Lake, Northwest Territories	52,250	2,704	-	(54,954)	-	-
Alaska Properties
Goodnews Bay	158,730	1,265,854	(1,193,500)	(231,084)	-	-
Reconnaissance (Kane, Tonsina, SE Alaska)	27,946	980,606	(500,000)	-	508,552	508,084
Union Bay	441,593	4,055,984	(4,251,162)	-	246,415	245,906
North Voisey, Labrador	46,081	9,671	-	(55,752)	-	-
	$ 1,787,704	$ 19,320,280	$ (11,171,443)	$ (5,946,722)	$ 3,989,819	$ 3,899,594

b)

BC Rock & Roll

On 28 July 2009, the Company obtained an option from Misty Creek Ventures Ltd. (Misty Creek Ventures Ltd. was dissolved in January 2010 and its interest was transferred to Equity Exploration Consultants Ltd.), First Fiscal Enterprises Ltd. and Pamicon Developments Ltd. (collectively the “Vendors”) on the Rock & Roll property (the “Property”), located in the Liard Mining District approximately 9 km west of the Bronson airstrip and exploration camp in northern British Columbia. Under the terms of the Letter Agreement, the Company can earn a 100% interest in the Property over a four year period by completing $2,000,000 in exploration expenditures, paying the Vendors $130,000 and providing the Vendors with a total of 600,000 of the Company’s shares (Note 8).

Pacific North West Capital Corp. (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 July 2010 and 2009 (Unaudited) Canadian Funds

5.  Mineral Property Costs – Continued

b)

BC Rock & Roll

The Vendors will retain a 2% Net Smelter Return (“NSR”), of which 1% can be purchased for $3,000,000. The Property is also subject to an underlying NSR of 3%, and an underlying Net Profits Interest Royalty ("NPI") of 15%, both of which are payable to Prime Equities International Corporation, and both of which are purchasable by the Forrest Syndicate and/or heirs and assignees in their entirety for $1,500,000 each.

c)

River Valley Farm-In and Joint Venture

By agreement dated 14 July 1999, the Company granted to Kaymin Resources Limited (“Kaymin”), a wholly-owned subsidiary of Anglo Platinum Limited, an option to earn up to a 65% interest in the Company’s portion of certain properties, including the River Valley property, the Goldwright property, the Frontier property (these claims were allowed to lapse on 12 December 2006), the Washagami property (these claims were allowed to lapse on 10 December 2008), the Razor property and the Western Front property (Notes 6c(i)-6c(vi) respectively), in the Sudbury Region of Ontario.  During a prior year, Kaymin elected to vest obtaining a 50% interest in the properties upon having paid the Company $300,000 (received in a prior year) and advanced and spent in excess of $4,000,000 for exploration on the properties.

A joint venture is now in force.  Under this joint venture agreement, Kaymin is responsible for funding all exploration until a feasibility study is completed, which earns Kaymin an additional 10% interest.  In addition, if Kaymin arranges financing for a mine, it receives an additional 5% interest, increasing its ownership up to a possible 65% interest. As Kaymin controls all financing, investing and operating decisions during this second earn-in phase, the consolidated financial statements of the River Valley Joint Venture have not been incorporated on a proportionate basis into these consolidated financial statements.  Included in amounts receivable as at 31 July 2010 is $Nil (30 April 2010 - $67,921) receivable from the joint venture for an unsecured advance payable which is non-interest bearing and due on demand.

The above agreement is subject to various NSR royalties under the terms of the underlying agreements ranging from 2% to 3%.

i)

River Valley Property, Ontario

By agreement dated 15 January 1999 and amended 11 March 1999, the Company acquired a 100% interest in 226 claim units, known as the River Valley Property, located in the Dana and Pardo Townships, Sudbury Mining District, Ontario. As consideration, the Company paid $265,000 and issued 600,000 common shares to the optionors.  In addition, minimum annual exploration expenditures of $100,000 were completed. The property is subject to a 3% NSR.  The Company, at its option, can purchase up to 2% of the NSR from the vendors for $2,000,000.

ii)

Goldwright Property, Ontario

By agreement dated 30 June 1998 and subsequently amended, the Company earned a 25% interest in certain mineral claims known as the Janes property, located in the Janes Township, Sudbury Mining District, Ontario. Certain claims are subject to a 2% NSR.

iii)

Frontier Property, Ontario

The Company acquired a 100% interest in certain properties located in the Kelly and Davis Townships, Sudbury Mining District, Ontario for consideration of $30,000.  The property is subject to a 2% NSR.

During a previous year the interest in this property was allowed to lapse.

Pacific North West Capital Corp. (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 July 2010 and 2009 (Unaudited) Canadian Funds

5.

Mineral Property Costs – Continued

c)  River Valley Farm-In and Joint Venture – Continued

iv)

Washagami Property, Ontario

The Company acquired a 100% interest in certain mineral claims, known as the Washagami property located in the Davis and Jane Townships, Sudbury Mining District, Ontario for consideration of $28,200.

The property is subject to a 2% NSR. During a previous year, the property was allowed to lapse.

v)

Razor Property, Ontario

The Company acquired a 100% interest in certain mineral claims located in the Dana Township, Sudbury Mining District, Ontario for consideration of $30,000.

The property is subject to a 2% NSR.

vi)

Western Front Property, Ontario

By agreement dated 16 November 2001, the Company earned a 70% interest in certain mineral claims known as the Western Front property from a company (the “optionor”) with certain directors in common, for consideration of $55,000 and issuance of 20,000 shares.  In addition, an exploration expenditure of $50,000 was completed.

The Company has the right to purchase an additional 30% interest in the property by paying $750,000 to the optionor.

The property is subject to a 3% NSR, the first 1% of which the Company can purchase for $1,000,000; the second 1% can be purchased for $2,000,000.  The Company and the optionor will share the NSR buyout privileges in proportion to their respective interests.

d)

Sargesson and Kelly/Davis Properties, Ontario

The Company acquired a 100% interest in certain mineral claims, known as the Sargesson and Kelly/Davis properties, located in the Janes, Davis and Kelly Townships, Sudbury Mining District, Ontario. As consideration, the Company paid $68,400 and incurred $30,000 in exploration expenditures.

The property is subject to a 2% NSR.  The Company can purchase 1% of the NSR from the vendors for $400,000 and has the right of first refusal on the remaining 1% NSR.

e)

West Timmins Nickel Project, Ontario

By agreement dated 28 October 2004, as amended on 27 September 2006 and 7 April 2008, the Company may earn up to a 100% interest in the West Timmins Nickel Project from Xstrata Nickel (“Xstrata”) (formerly Falconbridge Inc.). The project is located in the Timmins region of Ontario.

Under the terms of the agreement, the Company, at its option, will spend $4,000,000 over a five-year period in order to vest with a 100% interest in the project.  Xstrata, for its part, will retain a 2% NSR and may, under certain circumstances, back in and earn a 50% interest by spending two and a half times the aggregate expenditure incurred by the Company within five years.   Xstrata may  further elect

to earn an additional 10% interest by completing a feasibility study or incurring $20,000,000 expenditures on the property.  Under the agreement, the Company will act as operator effective 1 January 2005.

In connection with the amendment on 7 April 2008, the parties further agreed to the following:

Xstrata would fund 50% of a ground EM-survey (estimated at $400,000). The Company’s share would be included in the calculation of its expenditures under the agreement.

Pacific North West Capital Corp. (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 July 2010 and 2009 (Unaudited) Canadian Funds

5.

Mineral Property Costs – Continued

e)

West Timmins Nickel Project, Ontario – Continued

Xstrata would fund 100% of the in-house expenditures related to the data evaluation and interpretation of the EM-survey and the subsequent targeting based on the results of the EM-survey. This funding will be considered as an “in-kind” contribution. The “in-kind” contributions as outlined would cover the contracting and logistical management of the geophysical contractor and the data processing, modeling and target generation based on the delivered products from the EM-survey. This time will be tracked for assessment credit purposes, but will not be invoiced to the Company.

The Company will remain operator; however, Xstrata will plan the ground geophysical survey and interpret the data in-house. Xstrata’s recommendations for follow-up to any quality Ni-Cu sulphide targets will be provided to the Technical Committee.

The Company to drill, as a priority, the Ni-Cu targets that result directly from the ground EM-survey. The results of the survey will be discussed by the Technical Committee, but for clarity, any drill targets deemed worthy of follow-up by Xstrata personnel through the ground EM-survey, will be drilled as priority.

Minimum aggregate exploration expenditures of $4,000,000 were to be completed by 31 December 2008.  This commitment was extended to 31 December 2009 as follows:

On or before 31 December 2005	(completed)	$750,000
On or before 31 December 2006	(completed)	$1,500,000
On or before 31 December 2007	(completed)	$2,500,000
On or before 31 December 2009 (extended)	(partially completed)	$4,000,000

On 5 May 2009, the joint venture was terminated.

f)

Raglan Hills, Ontario (formerly: South Renfrew Property)

In 2006, the Company acquired 6 claims by staking in Raglan Township, Ontario. In 2007, the Company entered into a joint venture agreement with First Nickel Inc. (“First Nickel”) to evaluate the claims as well as their adjoining claims as one property.  Each company will participate in working the property as a 50:50% joint venture. Expenditures and programs on the project will be determined by an annual joint management committee meeting.

Due to the downturn in commodity prices, the Company elected to not contribute to the financial participation in 2009 and as a result, the Company’s participating interest has been decreased. As defined in the joint venture agreement, the Company’s participating interest has been converted to a 1.5% NSR over the Raglan Hills property and a provision for writedown of $145,501 has been recorded during a previous year, which represents a reduction in the Company’s participating interest by 90%.

g)

Coldwell Properties, Ontario

During a previous year, the Company acquired 91 mineral claims by staking in the Coldwell Area near Marathon, Ontario.

h)

Goodchild Property, Ontario

During the previous year, the Company acquired 28 mineral claims by staking in the Goodchild area of Ontario.  The Goodchild property was incorporated into the Coldwell Project described in the preceding paragraph, and a portion of the 2008 Coldwell work program was directed at identifying mineralization on the Goodchild property.

i)

Walsh Township, Ontario

By agreement dated 1 January 2008, the Company may earn up to a 100 % interest in the Walsh Township Option.  The property is located in the Coldwell Area of Northern Ontario.

Pacific North West Capital Corp. (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 July 2010 and 2009 (Unaudited) Canadian Funds

5.

Mineral Property Costs – Continued

i)

Walsh Township, Ontario – Continued

Under the terms of the agreement, the Company, at its option, will keep the claims in good standing over a three-year period in order to vest with a 100% interest in the project after making total payments of $60,000 and issuing 190,000 common shares of the Company. If the project continues beyond the three years, the prospectors will be paid $25,000 in each of year four and five as an advanced royalty on any production.

As consideration, the Company, at its option, must issue shares, make payments and incur exploration expenditures as follows:

		Payments	Shares	Exploration Expenditures
Upon execution of agreement	(paid/issued)	$10,000	60,000	$-
On or before 1 January 2009		10,000	60,000	-
On or before 1 January 2010		15,000	40,000	-
On or before 1 January 2011		25,000	30,000	-
Total		$60,000	190,000	$-

An additional 100,000 shares may be issued upon vesting of 100% interest if the results of feasibility studies are positive.

The property is subject to a 2.0% NSR.  The Company shall have the right to purchase a 1% NSR for $1,000,000.

No significant results were obtained in a program of prospecting and geochemical sampling that was completed in the fall of 2008, thus the Company terminated the option agreement in November 2008.

j)

East Sudbury Property, Ontario

During a previous year, the Company acquired 124 mineral claims by staking in the Sudbury area of Ontario.

In September 2009, the Company sold some of the East Sudbury claims to Trueclaim Exploration Inc. (“Trueclaim”) for a 1.5% NSR and 50,000 Trueclaim shares valued at $7,500.  From September through December 2009, an additional 56 claims have lapsed, leaving the Company with 4 claims.

k)

Swayze Joint Venture, Ontario

During a previous year, the Company acquired claims by staking in Kenogaming Township (in the Swayze Greenstone Belt), Ontario. In March 2008, the Company entered into a three year joint venture agreement with Benton Resources Corp.  (“Benton”) to evaluate the claims that both parties held in the Swayze Greenstone Belt.  It is proposed that the exploration budget over the three years will be $1,200,000 with the first year’s budget of $400,000.

Any additional claims acquired in the belt would be included in the joint venture. Each company will participate in working the properties as a 50:50% joint venture. Expenditures and programs on the properties will be determined by an annual joint management committee meeting.

During a previous year, the Company issued 10,000 common shares valued at $6,500 related to this property. On 5 May 2009, the joint venture was terminated. The Company allowed the Swayze claims to lapse in January 2010 and has no further plans for this project.

l)

North Duluth Property, Ontario

During a previous year, the Company spent $3,038 related to the acquisition of the 10 mineral claims in the Crystal Lake Area south of Thunder Bay, Ontario. On 25 February 2009, the property was reduced to 8 claims and in February 2010, the remaining claims lapsed.

Pacific North West Capital Corp. (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 July 2010 and 2009 (Unaudited) Canadian Funds

5.

Mineral Property Costs – Continued

(m)

Glitter Lake Property, Québec

By agreement dated 15 August 2003, as amended on 30 April 2005 and on 30 April 2006, the Company can acquire, from CanAlaska Uranium Ltd. (“CanAlaska”), a company that previously had certain directors in common, a 50% interest in certain mineral claims known as the Glitter Lake property, located in the province of Québec. As consideration, the Company, at its option, must issue shares, make payments and incur exploration expenditures (the expenditure commitments for 2008 and 2009 have been extended to 2009 and 2010 as agreed to in an amendment dated 1 April 2008) as follows:

		Payments	Shares	Exploration Expenditures
On or before 15 April 2003	(completed)	$-	-	$50,000
Upon execution of agreement	(paid)	10,000	-	-
On or before 4 June 2004	(issued)	-	20,000	-
On or before 15 August 2004	(paid)	15,000	-	-
On or before 28 May 2005	(issued)	-	20,000	-
On or before 15 August 2005	(paid)	20,000	-	-
On or before 28 May 2006	(issued)	-	20,000	-
On or before 15 April 2007	(completed)	-	-	150,000
On or before 15 April 2009	(partially completed)	-	-	200,000
On or before 15 April 2010		-	-	300,000
Total		$45,000	60,000	$700,000

Upon the Company having vested with a 50% interest by completing the aforementioned payments and obligations, the Company may elect within 45 days to increase its interest to 60% by completing a bankable feasibility study within 24 months.  In the event the Company does not complete a bankable feasibility study within two years, the Company agrees to make cash payments in the amount of $50,000 per annum for each year the feasibility study is not completed. Upon vesting with a 60% interest, the Company may elect within 90 days to earn a 70% interest in the property by placing the property into commercial production within 2 years from the date of this election. In the event that the bankable feasibility study indicates an IRR in excess of 15%, the Company agrees to make annual cash payments of $50,000 to CanAlaska for each year the project is not placed into commercial production.

In the event that a major mining company elects to participate in the project before the Company vests with a 50% interest, the Company will issue shares to the value of $100,000 to CanAlaska, within 15 days of the Company becoming vested, or pay such amount that will result in the Company having spent $1,000,000 in exploration expenditures.

The property is subject to a 1.5% NSR payable to a third party.  The Company and CanAlaska will share the NSR buyout privileges in proportion to their respective interests.

On 30 January 2009, the Company and CanAlaska signed an amendment to the option agreement whereby CanAlaska has assigned a 100% interest in the Glitter Lake property to the Company in consideration of approximately $83,600 for CanAlaska’s remaining lease obligations with respect to the Company’s Kerrisdale office location to the end of the lease term in November 2010. CanAlaska retains a 0.5% NSR interest in the property. The original option agreement has thus been terminated.

A joint venture partner is being sought to further explore the Glitter Lake property.

n)

SOQUEM Agreement, Québec

On 28 July 2006, the Company entered into a 50:50% Cooperation Agreement with SOQUEM Inc. (“SOQUEM”) in order to conduct research on platinum properties in the province of Québec. Field work was carried out and subsequently certain mineral claims were staked.

In August 2009, the Company and SOQUEM jointly agreed to terminate the Taureau and Chenneville exploration alliance.

Pacific North West Capital Corp. (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 July 2010 and 2009 (Unaudited) Canadian Funds

5.

Mineral Property Costs – Continued

o)

Fiedmont, Val d’Or, Québec

On 16 December 2008, the Company entered into an Option Agreement (the “Agreement”) with Kinbauri Gold Corp. (“Kinbauri”) whereby the Company may earn a 60% interest in Kinbauri’s Fiedmont Property (“Fiedmont”) subject to a 2% NSR held by the original vendors; the vendor’s NSR is subject to a one percent, $900,000 buyback.

Under the terms of the Agreement, the Company may pay Kinbauri an aggregate amount of $98,000, issue 150,000 common shares to Kinbauri, subject to regulatory hold periods and expend $400,000 on exploration prior to 30 November 2010 to earn its interest. The Company’s first year commitment is mandatory and includes payment to Kinbauri of $38,000 (paid), issuance of 50,000 shares (issued, valued at $4,500), and expenditures of $150,000 (incurred) on exploration prior to 30 November 2009. The Fiedmont property is located 30km north of Val d’Or, Quebéc, and is road accessible. The property consists of 84 claims (3,458 ha); 40 claims of which were staked in 2008.

The Fiedmont option agreement was terminated on 13 October 2009.

p)

Destiny Gold Project

In September 2009, the Company announced that it had entered into an option agreement with Alto Ventures Ltd. ("Alto") on the Destiny Gold Project ( formerly the Despinassy Project) located approximately 75 km north of Val d’Or in the Abitibi- Témiscamingue region of Québec (the "Alto Option Agreement).  The property consists of 175 mining claims totalling 7,260 ha. Under the terms of the Alto Option Agreement, the Company will pay Alto $200,000, provide Alto with 250,000 common shares of the Company (Note 9), and complete a cumulative total of $3,500,000 in exploration expenditures over a four year period, with minimum exploration expenditures of $1,400,000 to earn a 60% interest in the Destiny Gold property as follows:

		Payments	Shares	Minimum Exploration Expenditures
Upon execution of agreement	(paid/issued)	$25,000	25,000	$-
On or before 31 December 2009	(incurred)	-	-	300,000
On or before 28 July 2010	(paid/issued)	25,000	50,000	-
On or before 31 December 2010	(incurred)	-	-	300,000
On or before 28 July 2011		50,000	75,000	-
On or before 31 December 2011		-	-	400,000
On or before 28 July 2012		50,000	100,000	-
On or before 31 December 2012		-	-	400,000
On or before 28 July 2013		50,000	-	-
Total		$200,000	250,000	$1,400,000

Subsequent to vesting of its interest, the Company will form a joint venture with Alto to further develop the project. Certain claims comprising the property are subject to underlying net smelter return royalties ranging from 1% to 3.5%, with varying buy-back provisions.

q)

Winter Lake, Northwest Territories

During a previous year, the Company acquired 33 mineral claims by staking in the Northwest Territories where a new nickel discovery was reported.

These claims were allowed to lapse on 4 May 2009 and reverted to the Crown.

r)

Nickel Plats, Saskatchewan

By agreement dated 30 April 2007, the Company can acquire, from Diamond Hunter Ltd. (“Hunter”), a 100% interest in certain mineral claims known as the Nickel Plats property, located in the province of Saskatchewan.

Pacific North West Capital Corp. (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 July 2010 and 2009 (Unaudited) Canadian Funds

5.

Mineral Property Costs – Continued

r)

Nickel Plats, Saskatchewan – Continued

On 30 March 2009, the Company and Hunter signed an amendment to the terms of the agreement as follows (Note 9):

		Payments	Shares	Exploration Expenditures
Upon execution of agreement	(paid/issued)	$10,000	75,000	$-
On or before 30 June 2007	(paid)	20,000	-	-
On or before 30 April 2008	(paid/issued)	30,000	75,000	-
On or before 30 April 2009	(paid/issued)	15,000	50,000	-
On or before 30 April 2010	(paid/issued)	15,000	50,000	-
On or before 30 April 2011*		20,000	-	-
On or before 30 April 2012*		20,000	-	-
On or before 30 April 2013*		20,000	-	-
Total		$150,000	250,000	$-

*

The payments of $20,000 are Advanced Royalty Payments based on the price of nickel maintaining a minimum price of US$6.00/lb in the three months preceding each of the 4th, 5th and 6th anniversary of the agreement. In the case that the price of nickel does not maintain a minimum price of US$6.00/lb in the three months preceding each of the 4th, 5th and 6th anniversary of the agreement, the dollar amount of the Advanced Royalty Payments will be less than $20,000 on the 4th, 5th and 6th anniversary of the agreement and the actual dollar amount will be negotiated between Hunter and the Company at the time of the anniversary.

An additional 100,000 shares may be issued upon vesting of 100% interest if the results of a feasibility studies are positive.

The property is subject to a 2.0% NSR. The Company shall have the right to purchase a 1.0% NSR for $750,000.

During a previous year, by agreement dated 16 May 2007, the Company can acquire for $10,000 (paid), from Hunter, a 100% interest in certain mineral claims known as the Nickel Plats adjunct property, located in the province of Saskatchewan.

The Nickel Plats adjunct property is subject to a 2.0% NSR. The Company shall have the right to purchase a 1.0% NSR for $750,000.

A joint venture partner is being sought to further explore the Nickel Plats Project.

s)

North Voisey, Labrador

During a previous year, the Company acquired 3 mineral claims by staking north of Voisey Bay in Labrador. The claims lapsed in September 2008.

t)

Goodnews Bay, Alaska

By agreement dated 1 January 2006, the Company can acquire, from Calista Corporation (“Calista”), a 100% interest in certain mineral claims known as the Goodnews Bay property, located on the west coast of Alaska.

Pacific North West Capital Corp. (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 July 2010 and 2009 (Unaudited) Canadian Funds

5.

Mineral Property Costs – Continued

t)

Goodnews Bay, Alaska – Continued

As consideration, the Company, at its option, must make payments and incur exploration expenditures as follows:

			Payments		Exploration Expenditures
Upon execution of agreement	(paid)	US$	25,000	US$	-
On or before 31 December 2006	(paid/incurred)		45,000		200,000
On or before 31 December 2007	(paid/incurred)		55,000		250,000
On or before 31 December 2008			75,000		350,000
On or before 31 December 2009*			100,000		450,000
On or before 31 December 2010					700,000
Total		US$	300,000	US$	1,950,000

*

US$100,000 annual payments to be made thereafter until completion of a feasibility study.

US$250,000 annual payments to be made following completion of a feasibility study.

The Company has elected to expend the required US$450,000 of 2006 and 2007 exploration expenditures. The Company shall have until December 1st of each year the lease is in effect to commit to the following year's exploration expenditures.

After the Company has completed US$1.95 million expenditures on the property, it shall have a grace period of two years without obligation to perform additional work commitments, after which it will be required to expend a minimum of US$700,000 per annum, until a feasibility study is completed.

Once the Company completes a feasibility study, the Company shall have no further work obligations for a subsequent period of four years in addition to the time remaining in the grace period of two years. After five years, the Company will continue to make cash payments of US$100,000 until such time as the feasibility study is completed. Upon completion of a feasibility study and until such time as the commencement of commercial production, the Company will make cash payments of US$250,000 per annum.  In addition, the Company will donate US$3,000 (paid in previous year) to the Calista Corporation Scholarship Fund each year the lease is in effect, until such time as a feasibility study is completed, at which time the donation shall increase to US$5,000 per year. Following commencement of commercial production, the Company will provide US$10,000 per annum to the scholarship fund.

The Company will pay a NSR to Calista of 1.5% or US$100,000 per annum whichever is the greater from the commencement of commercial production for a period of five years or until payback of all capital expenditures on the project, whichever is shorter; thereafter the royalty shall be tied to the price of platinum. Upon receipt of the feasibility study, Calista shall have one hundred and eighty (180) days in which to elect to acquire up to fifteen percent (15%) but in no event less than five percent (5%) operating interest in the project. At the time Calista elects to acquire an operating interest, Calista shall pay the joint venture an initial contribution of two hundred percent (200%) of the agreed-upon pro-rata portion of exploration costs incurred by the Company, minus anniversary cash payments and scholarship contributions paid to Calista.

On 7 February 2007, the Company entered into a Letter Agreement with Stillwater Mining Company (“Stillwater”) pertaining to ongoing exploration on the property (the “Letter Agreement’). Under the terms of the Letter Agreement, Stillwater will spend US$4 million to earn 50% of the property by 31 December 2010. Stillwater may elect to increase its interest to 60% by incurring an additional US$8 million  in  exploration  expenditures  within  an  additional  two  year  period  or  upon  completion of a feasibility study, whichever occurs first.  Stillwater may increase its interest to 65% by arranging for 100% of the project financing required to place the property into commercial production within an additional three years. The Company will be the project manager during the option period, as defined in the Letter Agreement and will receive a management fee.

In November 2008, the option agreements with Calista and Stillwater were terminated.

Pacific North West Capital Corp. (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 July 2010 and 2009 (Unaudited) Canadian Funds

5.

Mineral Property Costs – Continued

u)

Tonsina Property, Alaska

The Tonsina property, presently defined, consists of 46 State of Alaska mining claims, known as the “Marc” claims 1-46 (ADL Nos. 610060 – 610105) which were staked in June 2006.  These claims comprise a contiguous group of State of Alaska ¼ section claims covering approximately 29.78 sq. kilometers (744.62 hectares, or 7,360 acres), herein referred to as the “Tonsina property”.  The claims are owned 100% by the Company.

A joint venture partner is being sought to further explore the project.

v)

Kane Property, Alaska

During a previous year, the Company acquired certain mineral claims by staking in Alaska.

On 6 June 2007, the Company entered into an option agreement with Stillwater pertaining to ongoing exploration on the property (the “Stillwater Option Agreement”). Under the terms of the Stillwater Option Agreement, Stillwater could elect to spend US$3.5 million to earn 50% of the first selected property and US$4.0 million on each subsequent selected property by 31 December 2011. Stillwater may elect to increase its interest to 60% by incurring an additional US$8 million in  exploration expenditures within an additional two year period or upon completion of a feasibility study, whichever occurs first.  Stillwater may increase its interest to 65% by arranging for 100% of the project financing required to place the property into commercial production within an additional three years.

w)   Union Bay Property, Alaska

The Company will be the project manager during the option period, as defined in the Agreement and will receive a management fee.

Stillwater elected in March 2008 not to continue with the exploration programs outlined in the Agreement to evaluate new ground in south east Alaska.

The Company continues to maintain the Kane property’s mineral claims and a joint venture partner is being sought to further explore the property.

By agreement dated 1 October 2002 and amended 2 April 2003 and 4 February 2004, the Company could acquire, from Freegold Ventures Limited (“Freegold”), a company that previously had certain directors and officers in common, an option to earn up to a 70% interest in the Union Bay Property.

In order to earn its 50% interest, the Company purchased a private placement of $165,000 (2002) and made cash payments, issued shares and incurred exploration expenditures as follows:

	Payments	Shares	Exploration Expenditures
- Within 5 days from approval date (issued)	$-	30,000	$-
- On or before 1 July 2003 (paid/incurred)	20,000	-	30,000
- On or before 30 January 2004 (issued)	-	30,000	-
- On or before 1 July 2004 (paid/incurred)	20,000	-	30,000
- On or before 1 July 2005 (paid/incurred)	30,000	-	340,000
- On or before 1 July 2006 (paid/incurred)	30,000	-	600,000
	$100,000	60,000	$1,000,000

Following vesting with a 50% interest on 1 July 2006, the Company had the right to elect within 45 days to increase its interest to 60% by completing a feasibility study within 12 months of vesting with 50%. This election was not made.

Under the terms of the agreement, the Company upon vesting with 50%, issued 253,586 shares at market value for $100,000 to Freegold. 134,538 shares were issued and accounted for in a previous year.

Pacific North West Capital Corp. (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 July 2010 and 2009 (Unaudited) Canadian Funds

5.

Mineral Property Costs – Continued

w)   Union Bay Property, Alaska – Continued

By Memorandum of Agreement dated 4 May 2007, Freegold and the Company confirmed their 50:50% interest in the property.

Freegold and the Company are seeking a joint venture partner to further develop this project.

x)   Nixon Fork Property, Alaska

On 12 February 2009, the Company acquired a 100% interest in the Nixon Fork Gold Mine through the purchase of Mystery Creek Resources, Inc. ("MCR") located 56 km northeast of McGrath, Alaska for a total consideration of US$500,000. The Company paid US$100,000 upon signing the agreement dated 9 December 2008. The Company exercised the option by agreeing to pay a further US$400,000 of which US$100,000 was paid 12 February 2009, and the balance is required to be paid in three equal instalments on 1 May 2009 (paid), 1 July 2009 (paid) and 1 September 2009 (paid).

In June 2009, the Company granted FAU an option to acquire all of the outstanding shares of MCR. FAU paid US$50,000 on signing of the agreement. The sale of MCR to FAU was approved by the Company’s shareholders in August 2009. The shareholders of FAU approved the purchase of MCR in September 2009. FAU exercised the option by making further payments totaling US$450,000, and issuing a total of US$2.5 million in FAU shares at a deemed price of $0.45 per share for a total of 6,415,000 shares. FAU also issued to the Company 1,000,000 share purchase warrants entitling the Company to purchase 1,000,000 shares at an exercise price of $0.50 for a period of twenty-four months from the date of closing (Note 5x) and reimbursed all expenses incurred by the Company from 1 May 2009 for a total of CDN$773,766.

y)

New Zealand Property

During a previous year, the Company was granted two exploration permits in New Zealand. The Company allowed one permit to lapse and transferred title on the other permit to Mainland Resources Ltd. (a private company registered in New Zealand) while retaining a 2% NSR. Accordingly, all acquisition and exploration costs previously incurred have been written off.

6.

Property, Plant and Equipment

Details are as follows:

	Cost	Accumulated Amortization	31 July 2010 Net Book Value
Automotive equipment	$86,470	$57,582	$28,888
Furniture and office equipment	254,752	181,948	72,804
	$341,222	$239,530	$101,692

	Cost	Accumulated Amortization	30 April 2010 Net Book Value
Automotive equipment	$86,470	$55,240	$31,230
Furniture and office equipment	252,573	176,910	75,663
	$339,043	$232,150	$106,893

During the period ended 31 July 2010, total additions to property, plant and equipment were $2,179 (30 April 2010 - $23,083).

Pacific North West Capital Corp. (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 July 2010 and 2009 (Unaudited) Canadian Funds

7.

Related Party Transactions

Except as disclosed elsewhere in these consolidatedfinancial statements, related party transactions are as follows:

a)

During the period, management fees of $44,427 (2009 - $42,312) were paid to a company controlled by a director and Chairman.

b)

During the period, engineering and consulting fees of $22,900 (2009 - $Nil) were paid to the Vice President of Exploration.

c)

During the period, engineering and consulting fees of $1,909 (2009 - $Nil) were paid to the Vice President of Engineering.

d)

During the period, consulting fees of $1,838 (2009 - $Nil) were paid to a company controlled by a director.

e)

During the year, consulting fees of $15,500 (2009 - $Nil) were paid to a director and Corporate Secretary.

f)

Effective 1 February 2005, each outside director is entitled to receive $500 per month, $500 per directors meeting and $500 per committee meeting. During the period, $4,500 (2009 - $9,500) was paid/accrued to directors.

The above transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

8.

Share Capital

a)

Private Placements

On 30 December 2009, the Company closed the non-brokered private placement of 5,360,000 units at a purchase price of $0.20 per unit for gross proceeds of up to $1,072,000, of which 4,500,000 units were issued as flow-through units to the Mineral Fields Group. Each unit consisted of one common share in the capital of the Company and one-half of one share purchase warrant, each whole warrant entitling the holder to purchase one additional common share of the Company for the period of two years at a price of $0.35 in the first year and at a price of $0.45 in the second year (Note 8g).

In connection with this financing, the Company has paid an aggregate of $45,000 in cash and issued an aggregate of 315,000 compensation options valued at $42,326, as finder's fees (Note 8g).  Each compensation option entitles the holder thereof to acquire one unit at a price of $0.20 per unit for a period of 24 months.  Each unit is comprised of one common share and one-half of one warrant, with each whole warrant entitling the holder thereof to acquire an additional common share for a period of two years from the date of issue of the compensation options at a price of $0.35 during the first year of the exercise period and at a price of $0.45 during the second year of the exercise period.

b)    Other

During the previous year ended 30 April 2010, 50,000 shares at a price of $0.09 per share were issued for the acquisition of the BC Rock & Roll project (Note 5b), 25,000 shares at a price of $0.11 per share were issued for the acquisition of Destiny Gold project (Note 5p) and 50,000 shares at a price of $0.15 per share were issued for the acquisition of Saskatchewan Nickel Plats (Note 5r).

During the period, 50,000 shares at a price of $0.11 per share were issued for the acquisition of the BC Rock & Roll project (Note 5b) and 50,000 shares at a price of $0.11 per share were issued for the acquisition of Destiny Gold project (Note 5p).

c)

Flow-Through Shares

Flow-through shares are shares issued by a company that incurs certain resource expenditures and then renounces them for Canadian tax purposes.  This  allows the expenditures to flow through to the subscriber for tax purposes. The subscribers may in turn claim the expenditure as a deduction on their personal or corporate tax returns.

Pacific North West Capital Corp. (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 July 2010 and 2009 (Unaudited) Canadian Funds

8.

Share Capital – Continued

c)

Flow-Through Shares – Continued

The total amount of funds raised through the flow-through shares must be spent on qualified mineral exploration. The use of proceeds from flow-through shares is restricted to certain Canadian Exploration Expenditures under Canadian Income Tax Legislation.

d)

Exercise of Warrants and Options

i)

During the period, no warrants were exercised (2009 – Nil).

ii)

During the period, no options were exercised (2009 – Nil).

e)

Performance Shares

A total of 2,697,990 performance shares are reserved for issue.  At the discretion of the Board, these shares may be issued to such arm’s length parties as the Board considers desirable to attract consultants to the Company.

During a previous year, the Board authorized the issuance of up to 300,000 performance shares at an exercise price of $0.01 per share to attract a new officer to the Company.  These shares were granted as follows:

Shares	Grant Date
50,000	15 January 2004	(issued)
50,000	30 June 2004	(issued)
50,000	31 October 2004	(issued)
50,000	28 February 2005	(issued)
50,000	1 July 2005	(issued)
50,000	1 December 2005	(issued)
300,000

During a previous year, the Board authorized the issuance of up to 300,000 performance shares at an exercise price of $0.01 per share to attract a new officer to the Company.  There shares were to be granted as follows:

Shares	Grant Date
25,000	24 May 2005	(issued)
25,000	24 November 2005	(issued)
50,000	28 August 2006	(issued)
50,000	28 February 2007	(cancelled December 2006)
75,000	28 August 2007	(cancelled December 2006)
75,000	28 February 2008	(cancelled December 2006)
300,000

Pacific North West Capital Corp. (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 July 2010 and 2009 (Unaudited) Canadian Funds

8.

Share Capital – Continued

e)

Performance Shares – Continued

During a previous year, the Board authorized the issuance of up to 300,000 performance shares at an exercise price of $0.01 per share to attract a new Vice-President of Project Development to the Company.  These shares were to be granted as follows:

Shares	Grant Date
25,000	16 October 2007	(issued)
25,000	16 January 2008	(issued)
25,000	16 April 2008	(issued)
25,000	16 July 2008	(issued)
25,000	16 October 2008	(issued)
25,000	16 January 2009	(issued)
25,000	16 April 2009	(cancelled March 2009)
25,000	16 July 2009	(cancelled March 2009)
25,000	16 October 2009	(cancelled March 2009)
25,000	16 January 2010	(cancelled March 2009)
25,000	16 April 2010	(cancelled March 2009)
25,000	16 July 2010	(cancelled March 2009)
300,000

During the previous year, the Board authorized the issuance of up to 300,000 performance shares at an exercise price of $0.01 per share to attract a new Vice-President of Business Development to the Company.  These shares were to be granted as follows:

Shares	Grant Date
50,000	12 May 2009	(issued)
50,000	12 November 2009	(issued)
50,000	12 May 2010	(cancelled December 2009)
50,000	12 November 2010	(cancelled December 2009)
50,000	12 May 2011	(cancelled December 2009)
50,000	12 November 2011	(cancelled December 2009)
300,000

During a previous year, the Board authorized the issuance of up to 300,000 performance shares at an exercise price of $0.01 per share to attract a new Vice-President of Exploration to the Company.  These shares were to be granted as follows:

Shares	Grant Date
50,000	12 May 2009	(issued)
50,000	12 November 2009	(issued)
50,000	12 May 2010	(cancelled December 2009)
50,000	12 November 2010	(cancelled December 2009)
50,000	12 May 2011	(cancelled December 2009)
50,000	12 November 2011	(cancelled December 2009)
300,000

*

50,000 performance shares were issued at $0.01 per share for total proceeds of $500. The fair market value of the performance shares at the date of the issuance was $6,000. The difference between the issue price and the fair market value ($5,500) was recorded in the accounts as stock-based compensation. The offsetting entry is to share capital.

**

50,000 performance shares were issued at $0.01 per share for total proceeds of $500. The fair market value of the performance shares at the date of the issuance was $6,500. The difference between the issue price and the fair market value ($6,000) was recorded in the accounts as stock-based compensation. The offsetting entry is to share capital.

Pacific North West Capital Corp. (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 July 2010 and 2009 (Unaudited) Canadian Funds

8.

Share Capital – Continued

e)

Performance Shares – Continued

During the previous year, the Board authorized the issuance of up to 300,000 performance shares at an exercise price of $0.01 per share to attract a new Vice-President of Engineering to the Company.  These shares are to be granted as follows:

Shares	Grant Date
50,000	4 January 2010	(allotted as at 30 April 2010*)
50,000	4 June 2010	(allotted as at 31 July 2010**)
50,000	4 December 2010
50,000	4 June 2011
50,000	4 December 2011
50,000	4 June 2012
300,000

*

50,000 performance shares were reserved for issuance at $0.01 per share during the year ended 30 April 2010. The fair market value of the performance shares at the date of allotment/accrual was $10,000 and was recorded in the accounts as stock-based compensation. The offsetting entry is to contributed surplus.

**

50,000 performance shares were reserved for issuance at $0.01 per share during the period. The fair market value of the performance shares at the date of allotment/accrual was $5,500 and was recorded in the accounts as stock-based compensation. The offsetting entry is to contributed surplus.

f)

Share Purchase Options

 A summary of the Company’s options at 31 July 2010 and the changes for the period are as follows:

Number outstanding 30 April 2010	Granted	Exercised	Expired	Cancelled	Number outstanding 31 July 2010	Exercise price per share	Expiry date
718,000	-	-	-	-	718,000	$0.25	5 November 2014*
355,000	-	-	-	-	355,000	$0.60	3 May 2010
100,000	-	-	-	-	100,000	$0.40	3 February 2011
82,500	-	-	-	-	82,500	$0.40	19 April 2011
50,000	-	-	-	-	50,000	$0.50	8 May 2011
20,000	-	-	-	-	20,000	$0.50	19 May 2011
150,000	-	-	-	-	150,000	$0.25	14 February 2017*
680,000	-	-	-	-	680,000	$0.25	18 May 2017*
230,000	-	-	-	-	230,000	$0.25	11 October 2017*
130,000	-	-	-	-	130,000	$0.25	29 October 2017*
910,000	-	-	-	-	910,000	$0.60	22 February 2013
100,000	-	-	-	-	100,000	$0.50	11 June 2013
980,000	-	-	-	-	980,000	$0.25	22 April 2014
125,000	-	-	-	-	125,000	$0.25	15 July 2014
150,000	-	-	-	-	150,000	$0.25	4 June 2015
150,000	-	-	-	-	150,000	$0.40	4 June 2015
150,000	-	-	-	-	150,000	$0.25	5 January 2015
150,000	-	-	-	-	150,000	$0.50	5 January 2015
100,000	-	-	-	-	100,000	$0.25	5 January 2015
100,000	-	-	-	-	100,000	$0.50	5 January 2015
5,430,500	-	-	-	-	5,430,500

* Amended and extended on 6 May 2009.

Pacific North West Capital Corp. (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 July 2010 and 2009 (Unaudited) Canadian Funds

8.

Share Capital – Continued

f)

Share Purchase Options – Continued

During prior years, the Company granted the following options and recognized the vested amount as follows:

Grant Date	Granted	Exercise Price	Fair Value	31 July 2010 Vested Amount
15 July 2009	125,000	$ 0.25	$ 8,613	$ 2,153
4 January 2010	150,000	$ 0.25	22,242	7,414
4 January 2010	150,000	$ 0.40	20,531	-
5 January 2010	150,000	$ 0.25	22,224	-
5 January 2010	150,000	$ 0.50	19,628	-
5 January 2010	100,000	$ 0.25	14,816	-
5 January 2010	100,000	$ 0.50	13,085	-
	925,000		$ 121,139	$ 9,567

The total estimated fair value of the 925,000 options is $121,139.  Since the options were granted under a graded vesting schedule, $9,567 of the total fair value has been recorded in the Company accounts as stock-based compensation expenses. The offsetting entry is to contributed surplus.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2011	2010	2009
Expected dividend yield	-	0.00%	0.00%
Expected stock price volatility	-	113.98%	92.55%
Risk-free interest rate	-	3.15%	2.36%
Expected life of options	-	5.0 years	5.0 years

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

On 6 May 2009, the Company entered into an Amending Agreement with the holders of 1,923,000 existing options amending the exercise prices and extending the expiry dates:

Grant Date	Balance as at 6 May 2009	Original Exercise Price	Amended Exercise Price	Original Expiry Date	Amended Expiry Date
5 November 2004	743,000	$ 0.72	$ 0.25	5 November 2009	5 November 2014
14 February 2007	150,000	$ 0.47	$ 0.25	14 February 2012	14 February 2017
18 May 2007	620,000	$ 0.55	$ 0.25	18 May 2012	18 May 2017
11 October 2007	280,000	$ 0.50	$ 0.25	11 October 2012	11 October 2017
29 October 2007	130,000	$ 0.50	$ 0.25	29 October 2012	29 October 2017
	1,923,000

The stock-based compensation expense related to this re-pricing of 1,923,000 stock options was $118,811.

Pacific North West Capital Corp. (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 July 2010 and 2009 (Unaudited) Canadian Funds

8.

Share Capital – Continued

f)

Share Purchase Options – Continued

The following assumptions were used for the Black-Scholes valuation of stock options granted and re-priced during the period:

	2011	2010	2009
Expected dividend yield	-	0.00%	-
Expected stock price volatility	-	100.30%	-
Risk-free interest rate	-	2.24%	-
Expected life of options	-	7.13 years	-

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

g)

Share Purchase Warrants

As at 31 July 2010, the following share purchase warrants were outstanding:

Warrants	Exercise Price	Expiry Date
2,680,000	$0.35 (Year 1) / $0.45 (Year 2)	30 December 2011
315,000	$0.20	30 December 2011
2,995,000

During the previous year, 2,995,000 common share purchase warrants having a fair value of $409,729 were issued relating to private placements.

The relative pro rata allocation of the fair value of the stock purchase warrants included in unit offerings is estimated on the date of issuance of the unit using the Black-Scholes warrant-pricing model with the following weighted average assumptions:

	2011	2010	2009
Average risk-free interest rate	-	1.42%	-
Expected dividend yield	-	-	-
Expected stock price volatility	-	136.95%	-
Average expected warrant life	-	2 years	-

Pricing models require the input of highly subjective assumptions including the expected stock price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s share purchase warrants.

9.

Commitments

a)

By agreement effective 1 December 2005, the Company entered into a five-year management agreement with a company controlled by a director and Chairman. Compensation is $7,350 per month for the first year, with a 5% increase on each anniversary date plus benefits. The Chairman and director is also entitled to receive up to 20% of all stock options granted during the period that the agreement is in place. This agreement is automatically renewable for two-year periods. The Company may terminate the agreement at any time but will be responsible to pay the greater of the remaining amount under the contract or two years’ compensation.

Pacific North West Capital Corp. (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 July 2010 and 2009 (Unaudited) Canadian Funds

9.

Commitments – Continued

By amended agreement effective 1 December 2008, the Company amended the 1 December 2005 agreement. The compensation under the original agreement was amended from $7,350 per month to $14,104 per month. The 5% increase under the original agreement was waived until 1 December 2009.  All terms of the original agreement remained the same.

b)

The Company has outstanding and future commitments under mineral property option agreements to pay cash and issue common shares of the Company (Note 5).

c)

The Company must incur mineral property operating expenditures equal to the proceeds of all flow-through shares issued by the Company. These mineral property operating expenditures must be incurred within a period of two years from the date of issue of the flow-through shares (Note 3).

d)

By agreement dated 1 December 2006, the Company entered into a five-year lease for office premises with the following lease payments to the expiration of the lease on 30 November 2011:

Year ended 30 April	2011	2012	2013	Thereafter
Management agreement	$ 181,413	$ 190,483	$ 114,290	$ -
Office lease *	$ 204,519	$ 119,303	$ -	-

* In November 2008, the Company entered into an agreement with the former co-signor of the lease whereby the Company assumed their remaining lease obligation and received a lump sum amount of $126,845 which will be then applied to the end of the term.

10.

Capital Disclosure

The capital structure of the Company consists of equity attributable to common shareholders, comprising of issued capital, contributed surplus, accumulated other comprehensive loss and deficit. The Company’s objectives when managing capital are to: (i) preserve capital, (ii) obtain the best available net return, and (iii) maintain liquidity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic condition and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents and investments.

The Company’s policy is to invest its excess cash in highly liquid, fully guaranteed, bank sponsored instruments.

There were no changes in the Company’s approach to capital management during the period ended 31 July 2010 compared to the year ended 30 April 2010.  The Company is not subject to externally imposed capital requirements.

11.  Subsequent Events

There are no subsequent events to be reported from the period ended 31 July 2010 to the date the consolidated financial statements were available to be issued on 8 September 2010.